MOOG INC.

CEO REPORT

Income Statement

(A) Consolidated Statements of Earnings - External
(B) Consolidated Statements of Earnings - Internal - 5Q Comparison
(C) R&D Analysis by Project

Sales and Profitability

(D) Sales and Operating Profit by Segment
(E) Sales by Program
(F) FX Impact on Sales by Segment

Balance Sheet

(G) Consolidated Balance Sheets - External
(H) Consolidated Balance Sheets - 5Q Comparison
(I) Contract Loss Reserves
(J) Customer Advances

Capitalization

(K) Financial Performance EBIT/EBITDA Calculation (QTR; YTD; LTM)
Debt to LTM EBITDA with Comparison to Prior Year
Debt as a % of Capitalization with Comparison to Prior Year
Interest Coverage on LTM EBITDA/EBIT Bases with Comparison to Prior Year
(L) Debt Analysis by Lender

Other

(M) Backlog and Incoming Orders
(N) Backlog by Product Line
(O) Book to Bill
(P) EPS and Weighted Average Shares Outstanding